Exhibit 99.1

Mountain Province Diamonds Provides Full Drilling Results From the Southwest Corridor At the Gahcho Kué Mine

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, April 10, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces full drilling results from the exploration program recently completed in the Southwest Corridor area of the Gahcho Kué mine site.  The Southwest Corridor area lies between the 5034 and Hearne pipes, and in the course of mining activity has been recognized as containing diamondiferous kimberlite that is not included in the project resource statements.  As outlined in Mountain Province's exploration update news release of January 17, 2018, the program has included geophysical surveys as well as exploration drilling.

The ground gravity survey has been completed, spanning the Southwest Corridor area and stretching north to the Tuzo and Tesla pipes, and as noted previously has identified an exploration target in the corridor between the Tuzo and Tesla pipes.

The exploration drill program in the Southwest Corridor, originally planned for 17 holes and subsequently increased to 18 holes, was based on a 50 metre by 50 metre spacing plan and was commenced in November 2017.  A total of 15 holes were designed to cross-cut the projected southwestward extension of kimberlite from the 5034 pipe that would likely be included in the Gahcho Kué mine plan.  Another two holes were directed down-dip and along strike of the kimberlite body to define the internal geology and to maximize metres of drilled kimberlite for micro diamond sample collection.  A final cross-cutting hole, designed to test the extension of the unit at a depth of 275 metres, did not intercept kimberlite.  A summary of the results from all completed holes is provided as follows:

Drill Hole	Azimuth	Inclination	Intercept[1,2] (m)			Intercept True Thickness[3] (m)	End of Hole (m)
			From	To	Length

MPV-17-435C4	300	-54	76.65	120.08	43.43	25.4	126
MPV-17-436C4	311	-54	107.00	130.23	23.23	13.8	164
MPV-17-437C4	329	-54	151.80	199.70	47.90	26.4	230
MPV-17-438C4	285	-50	151.60	157.00	5.40	3.1	191
MPV-17-439C4	305	-60	157.00	164.50	7.50	3.5	224
MPV-17-440C4	327	-50	211.27	229.40	18.13	11.6	284
MPV-18-441C	309	-58	196.20	197.76	1.56	0.8	283
MPV-18-442C	330	-51	229.87	253.15	23.28	14.4	284
MPV-18-443C	130	-49	62.69	89.60	26.91	18.1	122
MPV-18-444C	268	-46	16.30	50.40	34.10	19.3	89
MPV-18-445C	300	-46	37.75	56.83	19.08	13.2	100
MPV-18-446C	244	-46	73.57	119.18	45.61	20.0	185
MPV-18-447C	25	-53	31.38	199.49	168.11	n/a5	130
MPV-18-448C	319	-61	109.90	110.34	0.44	0.2	143
MPV-18-449C	293	-54	129.80	131.10	1.30	0.8	170
MPV-18-450C	16	-53	26.10	57.00	30.90	n/a5	146
			78.23	146.00	67.77	n/a5	146
MPV-18-452C	275	-46	51.00	51.50	0.50	0.3	92
MPV-18-454C	335	-50			0.00	0.0	380

[1]	Intercept is composed of kimberlite, kimberlite granite breccia, granite kimberlite breccia, and internal granitic dilution.
[2]	Not true thickness.
[3]	Estimated true thickness, to be confirmed.
[4]	Announced previously – see news release of January 17, 2018.
[5]	Holes MPV-18-447C and MPV-18-450C are drilled on strike and therefore cannot be used to determine true thickness.

Based on field core logging, the kimberlitic zone is comprised of two facies:  a kimberlite unit, and a kimberlite granite breccia.  See the appendices to the news release posted on the Company's website for drill plots and additional information regarding intercept composition.  Analysis of the results of the drill program, including diamond sample assessment, is expected to be completed in mid 2018, with the goal of estimating a resource for the Southwest Corridor area for incorporation into the Gahcho Kué mine plan.

A follow-up drill program has recently commenced, the objectives of which are to:

1.	Test potential extensions to the Hearne pipe, particularly between the north and south lobes. Initial results of the program have confirmed the presence of kimberlite at depth between the north and south lobes of Hearne, and drilling at Hearne will continue through April.
2.	Drill test the corridor between 5034 and Tuzo. The North Pipe kimberlite, which lies within that corridor and comprises part of the 5034 inferred resources, is open in all directions for expansion. Initial results of the program have confirmed the presence of kimberlite at depth between the North Pipe and the northeast lobe of the 5034 pipe, and drilling in the 5034-Tuzo corridor is expected to continue into summer.
3.	Drill test the ground gravity target between Tesla and Tuzo.

Drilling results from this program will be released in stages as field logging is completed.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Carl G. Verley, P.Geo., a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/10/c1242.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario, M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 18:40e 10-APR-18